                                  United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                      INTEGRATED HEALTH TECHNOLOGIES, INC.
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock $.002 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                    163527203
                             ----------------------
                                 (CUSIP Number)

                               Robert B. Kay, Esq.
                                 Kay & Boose LLP
                           One Dag Hammarskjold Plaza
                            New York, New York 10017
                                 (212) 940-8200
                ------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2003
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g) check the following box [_].

                                  SCHEDULE 13D

CUSIP NO. 163527203
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person
          Trade Investment Services, L.L.C.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
          OO
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                     2,458,886 Shares
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                2,458,886 Shares
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,458,886 Shares
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
          24.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 163527203
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person
          EVJ, LLC
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
          OO
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                     2,458,886 Shares
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                2,458,886 Shares
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,458,886 Shares
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
          24.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 163527203
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person
          EGK, LLC
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
          OO
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                     2,458,886 Shares
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                2,458,886 Shares
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,458,886 Shares
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
          24.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
          OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 163527203
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person
          CDS International Holdings, Inc.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
          OO
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
          Florida
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                     2,458,886 Shares
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                2,458,886 Shares
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,458,886 Shares
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
          24.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 163527203
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person
          Robert B. Kay
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
          OO
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                     2,458,886 Shares
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                2,458,886 Shares
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,458,886 Shares
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
          24.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
          IN, HC
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 163527203
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person
          E. Gerald Kay
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
          OO
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                     2,458,886 Shares
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                2,458,886 Shares
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,458,886 Shares
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
          24.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 163527203
--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person
          Carl DeSantis
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds
          OO
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization
          United States
--------------------------------------------------------------------------------
                      7.    Sole Voting Power
   NUMBER OF
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power
   OWNED BY                     2,458,886 Shares
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                                2,458,886 Shares
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          2,458,886 Shares
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)
          24.3%
--------------------------------------------------------------------------------
14.   Type of Reporting Person
          IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer. This Statement on Schedule 13D (the "Statement")
         -------------------
relates to the common stock, $.002 par value per share (the "Common Stock"), of Integrated Health Technologies, Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 201 Route 22, Hillside, New Jersey 07205.

Item 2.  Identity and Background.
         -----------------------

(a) The names of the filing persons are Trade Investment Services, L.L.C. ("TIS"); EVJ, LLC; EGK, LLC; CDS International Holdings, Inc.; Robert
         B. Kay; E. Gerald Kay and Carl DeSantis (collectively, with TIS, the "Reporting Persons").

(b)-(c)

         The business address of TIS is c/o Kay & Boose LLP, One Dag Hammarskjold Plaza, New York, New York 10017. The principal business of TIS is to hold equity interests in (i) NatEx Georgia LLC, a limited liability company organized under the laws of the Republic of Georgia ("NatEx") and (ii) TisorEx Inc., a Delaware corporation ("TisorEx"), each as described in Item 4 below.

         The business address of EVJ, LLC is c/o Kay & Boose LLP, One Dag Hammarskjold Plaza, New York, New York 10017. The principal business of EVJ, LLC is to hold membership interests in TIS.

         The business address of EGK, LLC is c/o Kay & Boose LLP, One Dag Hammarskjold Plaza, New York, New York 10017. The principal business of EGK, LLC is to hold membership interests in TIS.

         The business address of CDS International Holdings, Inc. is 400 East Linton Boulevard, Suite G-3, Delray Beach, Florida 33483. The principal business of CDS International Holdings, Inc. is to act as a holding company for Carl DeSantis' interests.

         The business address of Robert B. Kay is at Kay & Boose LLP, One Dag Hammarskjold Plaza, New York, New York 10017. Mr. Kay's present principal occupation is as an attorney with Kay & Boose LLP.

         The business address of E. Gerald Kay is at Integrated Health Technologies, Inc., 201 Route 22, Hillside, New Jersey 07205. Mr. Kay's present principal occupation is as the Chairman of the Issuer.

         The business address of Carl DeSantis is at CDS International Holdings, Inc., 400 East Linton Boulevard, Suite G-3, Delray Beach, Florida 33483. Mr. DeSantis' present principal occupation is as a private investor.

(d) During the last five (5) years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, none of the Reporting Persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or permitting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of TIS; EVJ, LLC and EGK, LLC was organized in Delaware. CDS International Holdings, Inc. is a Florida corporation. The remaining Reporting Persons are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The consideration for the shares of Common Stock purchased by TIS, in the transaction described in Item 4 below, was the 50% equity interest held by TIS in NatEx.

Item 4.  Purpose of Transaction.
         ----------------------

         TIS and the Issuer entered into a Purchase Agreement, dated as of February 1, 2003 (the "Purchase Agreement"), pursuant to which the
                                ------------------
         Issuer agreed to purchase TIS' 50% equity interest in NatEx, a company engaged in the harvesting and collecting of taxis baccatta botanical materials in the Republic of Georgia. The purchase price of $1,170,000 was in the form of 2,458,886 shares of Common Stock. This transaction was most recently reported by the Issuer in its Form 8-K filed on February 26, 2003 (the "8-K"), and the Purchase Agreement was attached
                                 ---
         to the 8-K as an exhibit. The escrow described in Item 2 of the 8-K was released on March 21, 2003.

         The related purchase by the Issuer of TIS' 50% equity interest in TisorEx, a Colorado-based company engaged in the processing of taxis baccatta botanical materials, as described in the 8-K, has not yet been consummated.

         None of the Reporting Persons have any plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a) As a result of the NatEx transaction, TIS currently holds 2,458,886 shares of Common Stock, representing 24.3% of the issued and outstanding shares of Common Stock (based on the 10,111,439 shares of Common Stock issued and outstanding as of March 25, 2003 according to the Issuer, giving effect to the 2,458,886 new shares of Common Stock issued to TIS).

         EVJ, LLC; EGK, LLC and CDS International Holdings, Inc. can be deemed to be beneficial owners of the shares of Common Stock held by TIS as a result of their being the sole members of TIS. Robert B. Kay can be deemed to be a beneficial owner of the shares of Common Stock held by TIS as a result of his being the manager of TIS and the sole member of EVJ, LLC. E. Gerald Kay and Carl DeSantis can be deemed to be beneficial owners of the shares of Common Stock held by TIS as a result of their being, respectively, the sole member and chairman of, respectively, EGK, LLC and CDS International Holdings, Inc.

(b) Each of the Reporting Persons shares power to vote or direct the vote and to dispose or direct the disposition of all 2,458,886 shares of Common Stock directly held by TIS.

(c) All 2,458,886 shares of Common Stock held directly by TIS were purchased on March 21, 2003 as described in Item 4 above. The price per share of Common Stock was $0.48.

(d)      Not applicable.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

Not applicable.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

A. Joint Filing Agreement, dated as of March 27, 2003, among the Reporting Persons.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 27, 2003

                                            TRADE INVESTMENT SERVICES, L.L.C.


                                            By:  /s/  Robert B. Kay
                                               ---------------------------------
                                            Name: Robert B. Kay
                                            Title: Manager

                                            EVJ, LLC

                                            By:  /s/  Robert B. Kay
                                               ---------------------------------
                                            Name: Robert B. Kay
                                            Title: Manager

                                            EGK, LLC

                                            By:  /s/  E. Gerald Kay
                                               ---------------------------------
                                            Name: E. Gerald Kay
                                            Title: Manager

                                            CDS INTERNATIONAL HOLDINGS, INC.


                                            By:  /s/  Carl DeSantis
                                               ---------------------------------
                                            Name: Carl DeSantis
                                            Title: Chairman

                                            /s/  Robert B. Kay
                                            ------------------------------------
                                            Robert B. Kay

                                            /s/  E. Gerald Kay
                                            ------------------------------------
                                            E. Gerald Kay

                                            /s/  Carl DeSantis
                                            ------------------------------------
                                            Carl DeSantis

                                    EXHIBITS

A. Joint Filing Agreement, dated as of March 27, 2003, among the Reporting Persons.